CANPLATS RESOURCES CORPORATION
#1180 — 999 West Hastings Street
Vancouver, B.C. V6C 2W2

INFORMATION CIRCULAR

(Containing information as at November 8, 2004 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canplats Resources Corporation (the “Company”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Wednesday, December 15, 2004 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 1180 — 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)     be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)     more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder’s name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for all matters to be voted on at the meeting as set out in this Information Circular or withheld from voting if so indicated on the Form of Proxy.

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such common shares will, on a poll, be voted in favour of each matter for which no choice has been specified or where both choices have been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:      100,000,000 common shares without par value

Issued and Outstanding:      29,142,306 common shares without par value

Only shareholders of record at the close of business on November 8, 2004, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of three (3) directors and it is intended to elect three (3) directors for the ensuing year. Accordingly, shareholders will be asked to consider, and if thought advisable, adopt a resolution setting the number of directors at three (3).

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position Province/State and Country of Residence (1)	Principal Occupation or Employment(1) (2)	Previous Service as a Director	Number of Common Shares(3)
R.E. Gordon Davis(4) Chairman, President and Director Vancouver, B.C Canada	Independent businessman and corporate director.	Since Oct. 1, 1999	1,313,750
Robert A. Quartermain(4) Director Vancouver, B.C. Canada	Geologist; Since 1985, President and director of Silver Standard Resources Inc., a mineral resource company.	Since Mar. 15, 2000	627,000
James W. Tutton(4) Director Whistler, B.C. Canada	Independent businessman, director of five mineral exploration companies in Canada	Since Oct. 1, 1999	50,000

(1)	The information as to province, state and country of residence and principal occupation has been furnished by the respective directors individually.

(2)	Each of the nominees is now a director and was elected to the present term of office at a meeting of the shareholders of the Company.

(3)	The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(4)	Denotes member of Audit Committee. The Company does not have an Executive Committee.

AUDIT COMMITTEE

Composition of the Audit Committee

The members of the Audit Committee of the Company are:

R.E. Gordon Davis	Not independent(1)	Financially literate(2)
Robert A. Quartermain	Independent(1)	Financially literate(2)
James W. Tutton	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Audit Committee’s Charter

The Audit Committee assists the Board in fulfilling its responsibilities in respect of the Company’s accounting and reporting practices. Pursuant to the charter of the Audit Committee, the committee is responsible for various matters, including: reporting to the Board of Directors after each meeting of the committee and on a quarterly basis; recommending to the Board the independent auditor and establishing its compensation; ensuring that the independent auditor reports directly to the committee; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; meeting with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit; approving the selection of the senior audit partner and providing for their periodic rotation; evaluating the qualifications, performance and independence of the independent auditor and its senior audit partner; reviewing reports from the independent auditor at least annually regarding its internal quality-control procedures and any material issues raised by various internal reviews, any hesitation to deal with any issues and all relationships between the independent auditor and the Company; obtaining confirmation from management that the Company has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Company for the immediately previous 12 month period; pre-approving all auditing services and permitted non-audit services (including fees and terms thereof) to be provided by the independent auditor; reviewing and discussing with management and the independent auditor the Company’s annual and quarterly financial results and related material prior to their being publicly released; reviewing and recommending approval to the Board of the Company’s annual and quarterly financial results; issuing any reports required of the committee to be included in the Company’s annual proxy statement; reviewing and recommending to the Board the approval of all material documents filed with securities regulatory agencies; reviewing all related-party transactions and all material off-balance sheet structures; reviewing the audited financial statements of the Company’s pension plans; considering the effectiveness of the Company’s internal controls over financial reporting and related information technology security and control; discussing with management the Company’s major financial risk exposures; reviewing and approving the internal audit charter and annual work plan of the Company’s internal auditor; reviewing with management and, if necessary, the Company’s counsel any legal matter that could have a material impact on the Company’s financial statements or accounting policies and the status of all material lawsuits; reviewing and recommending to the Board whether any changes to the Company’s capital structure should be approved; reviewing and approving the Company’s investment and cash management policy and disclosure policy; overseeing the establishment of “whistle-blower” and related procedures; reviewing and assessing annually the adequacy of the committee’s charter and performance. The Audit Committee also has the authority to retain independent legal, accounting or other advisors.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit services are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
July 31, 2004	$8,700	$0	$0	$300
July 31, 2003	$3,800	$0	$0	$400

(1)	The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees" and "Tax Fees".

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110 which exempts venture issuers from the requirement to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form as prescribed by MI 52-110.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

The Company currently has two Named Executive Officers, R.E. Gordon Davis, the President and Ross A. Mitchell, the Chief Financial Officer of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen sation ($)	Securities Under Options Granted (#)(2))	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
R.E. Gordon Davis President and Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	250,000 180,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ross A. Mitchell (3) Vice President, Finance	2004 2003 2002	4,583 Nil 4,595	Nil Nil Nil	Nil Nil Nil	50,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Financial years ended July 31.

(2)	Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at year end.

(3)

The Company does not compensate Mr. Mitchell directly; however, Mr. Mitchell receives remuneration as an officer of Silver Standard Resources Inc. (“Silver Standard”), a portion of which is charged to the Company by Silver Standard pursuant to the Management Agreement between the Company and Silver Standard. See “Management Contracts” for further details.

Long Term Incentive Plan

Long term incentive plan (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not grant any LTIPs during the recently completed fiscal year ended July 31, 2004.

Options and SARs

Stock Appreciation Rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended July 31, 2004.

Option Grants in Most Recently Completed Financial Year

The following stock options were granted to the Named Executive Officers during the most recently completed financial year ending July 31, 2004.

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
R.E. Gordon Davis	70,000	20.9	0.35	0.35	April 4, 2006
Ross A. Mitchell	Nil	--	--	--	--

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2004, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year- End # Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
R.E. Gordon Davis	Nil	Nil	250,000 / 0	0/0
Ross A. Mitchell	Nil	Nil	50,000 / 0	0/0

(1)	Value using the closing price of common shares of the Company on the TSX Venture Exchange (the “Exchange”) on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on July 29, 2004, being the last trading day of the Company’s shares for the financial year, of $0.25 per share, less the exercise price per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

The Company does not compensate its directors in their capacities as such. Incentive stock options may be granted from time to time to the Company’s directors, however, no options were granted to the directors of the Company during the most recently completed fiscal year ended July 31, 2004.

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2004, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year-End # Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (2)	0	0	280,000 / 0	0/0

(1)	Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on July 29, 2004, being the last trading day of the Company’s shares for the financial year, of $0.25 per share, less the exercise price per share.

During the most recently completed financial year, except for the above-noted Stock Options, the directors of the Company did not receive compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	1,270,000	$0.33	1,644,231
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	1,270,000	N/A	1,644,231

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as provided herein, none of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; other than James W. Tutton. On December 7, 1999, NovaDx International Inc., a company of which Mr. Tutton is a director, was the subject of a temporary cease trade order under subsections 127(1) and 127(5) of the Securities Act (Ontario) issued for being in default of certain filing requirements, which temporary cease trade order was extended by an extension order dated December 21, 1999 under subsection 127(8) of the Securities Act (Ontario). On February 29, 2000, the temporary cease trade order and extension order were revoked by a revocation order under section 144 of the Securities Act (Ontario). In addition, on January 11, 2000, NovaDx International Inc. was the subject of a cease trade order under section 164(1) of the Securities Act (British Columbia) issued for failing to file required records, which cease trade order was revoked by a revocation order under section 171 of the Securities Act (British Columbia) dated January 28, 2000; or

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since August 1, 2003 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The Company has an arrangement with Silver Standard Resources Inc., a company whose president and a director are the president and directors of Canplats Resources Corporation. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment usage, management services personnel, office space and furnishings.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Staley, Okada & Partners, Chartered Accountants, Vancouver, B.C. as auditors of the Company and for a resolution to authorize the directors to fix the remuneration of such auditors. Staley, Okada & Partners were first appointed auditors of the Company on August 4, 2004 by the directors of the Company following the resignation of Beauchamp & Company as auditors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Adoption of New Charter Documents

The Business Corporations Act (British Columbia) (the “New Act”) has been adopted in British Columbia and is now in effect. The New Act replaces the Company Act (British Columbia) (the “Former Act”) and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a “Notice of Articles”. The Company has taken steps to bring its charter documents into conformity with the New Act and to that end will file its Notice of Articles, which replaces the Company’s “Memorandum”, with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles (“Articles”) with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company’s Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Annual and Special General Meeting at the Company’s offices at #1180 — 999 West Hastings Street, Vancouver, B.C., and at the Annual and Special General Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called “Pre-Existing Company Provisions” or “PCPs”, to every company’s Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the special resolution in the form set forth in Schedule “A”. This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proxies received in favour of management will be voted in favour of approving the deletion of the PCPs. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote for the amendment to the Company’s Notice of Articles to delete the PCPs. The directors of the Company recommend that the shareholders vote IN FAVOUR OF these resolutions as set out in Schedule “A”.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without nominal or par value to an unlimited number of common shares without par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Shareholders will be asked to consider and, if thought fit, to pass the special resolution in the form set forth in Schedule “A”. This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proxies received in favour of management will be voted in favour of approving the proposed alterations of authorized capital. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote for the alterations of the Company’s authorized capital and consequent alteration of the Notice of Articles. The directors of the Company recommend that the shareholders vote IN FAVOUR OF these resolutions as set out in Schedule “A”.

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities. The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1.	Certain changes to the Notice of Articles, Articles and share structure may now be made by directors’ resolution or ordinary resolution. A description of the changes is provided below;

2.	The directors, by directors’ resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3.	Shareholders’ meetings may be held by electronic means;

4.	The quorum for Shareholders’ meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy; and

5.	Shareholder meetings may, if authorized by directors’ resolution, be held in jurisdictions outside British Columbia.

Changes to Notice of Articles, Articles and share structure: If the Special Resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1.     by directors’ resolution or ordinary resolution, as determined in each case by the directors,

(a)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b)	establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)

if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d)	change unissued shares with par value into shares without par value and/or change all or any of its fully paid issued shares with par value into shares without par value;

(e)	create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f)	subdivide all or any of its unissued, or fully paid issued, shares; and

(g)	authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors’ powers, control or authority.

2.

if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the special resolution in the form set forth in Schedule “A”. The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company’s records office.

Proxies received in favour of management will be voted in favour of adopting the Articles. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote for adoption of the Articles. The directors of the Company recommend that the shareholders vote IN FAVOUR OF these resolutions as set out in Schedule “A”.

Stock Option Plan

Pursuant to the Exchange’s Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) dated November 21, 2003. The Plan was approved by the shareholders of the Company at the Company’s annual general meeting held on December 17, 2003.

The purpose of the Plan is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase common shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

Under the Plan, the option price must not be less than the closing prices of the common shares on the Exchange on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option must be exercised within a period of five years from the date of granting. Within this five year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised. Any amendment to the Plan requires the approval of the Exchange and may require shareholder approval. If ratification of the Plan or a modified version thereof is not obtained, the Company will not proceed to grant options under the Plan. The Plan will be available for inspection at the Meeting.

Shareholder Approval

The Exchange requires that “rolling” stock option plans receive yearly shareholder approval at a company’s annual general meeting.

For this reason and also to ensure that the Plan is acceptable to our shareholders, we will ask our shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

        “Resolved that, subject to TSX Venture Exchange Inc. (the “Exchange”) approval:

1.

the Stock Option Plan dated November 21, 2003 (the “Plan”), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company be and is hereby authorized and approved;

2.	the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;

3.

the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to ensure compliance with Exchange Policy 4.4; and

4.	authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to comply with Exchange Policy 4.4.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

ADDITIONAL INFORMATION AND FINANCIAL STATEMENTS

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com. The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Paul LaFontaine, Manager, Investor Relations at Suite 1180, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 (Phone: (604) 689-3846).

APPROVAL OF DIRECTORS AND CERTIFICATE

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in light of the circumstances in which it was made.

DATED effective the 8th day of November, 2004.

By Order of the Board of Directors

“R.E. Gordon Davis”

R.E. Gordon Davis
President

SCHEDULE “A”

RESOLUTIONS OF THE SHAREHOLDERS

OF CANPLATS RESOURCES CORPORATION (THE “COMPANY”)

The following is the text of resolutions the Shareholders are being asked to approve at the 2004 Annual and Special Meeting of Shareholders scheduled to be held on December 15, 2004.

(a)    RESOLUTION TO APPROVE THE DELETION OF PRE-EXISTING COMPANY PROVISIONS

“BE IT RESOLVED, as a special resolution, that:

1.	the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;
2.	the Company’s Notice of Articles is altered accordingly;
3.	any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and
4.

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders.”

(b)     RESOLUTION TO APPROVE THE PROPOSED ALTERATIONS OF AUTHORIZED CAPITAL

“BE IT RESOLVED, as a special resolution, that:

(a)	the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value;
(b)	the Company’s Notice of Articles be altered accordingly;
(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

(c)     RESOLUTION TO APPROVE THE ADOPTION OF ARTICLES

“BE IT RESOLVED, as a special resolution, that:

(a)	the Company adopt the Articles in substitution for the existing articles of the Company;
(b)

any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders.”